Exhibit 3.1

LIBERTY PROPERTY TRUST

AMENDMENT TO FIRST AMENDED AND RESTATED BYLAWS

WHEREAS, the members of the Board of Trustees (the “Board”) of Liberty Property Trust (the “Trust”) have determined that it is advisable and in the best interests of the Trust to amend the Trust’s First Amended and Restated Bylaws (the “Bylaws”) in the form set forth in the below resolutions to exempt Section 3-701 et seq. of the Maryland General Corporation Law Company Common Shares that are held by or may be acquired by certain parties.

NOW, THEREFORE, be it

RESOLVED, that the Trust’s First Amended and Restated Bylaws (the “Bylaws”) shall be amended by adopting a new Article XV in the form set forth below:

“ARTICLE XV

EXEMPTION FROM CONTROL SHARE ACQUISITION ACT

Notwithstanding any other provision of the Declaration of Trust or these Bylaws, the provisions of the Maryland Control Share Acquisition Act (Section 3-701 et seq. of the Maryland General Corporation Law) (or any successor statute) shall not apply to any acquisition by any person or entity of any shares of beneficial interest of the Company pursuant to or in connection with the transactions contemplated by (i) that certain Agreement and Plan of Merger by and among the Trust, Leaf Holdco Property Trust, a Maryland real estate investment trust and wholly owned subsidiary of the Trust, Liberty Property Limited Partnership, a Pennsylvania limited partnership, Prologis, Inc., a Maryland corporation, Lambda REIT Acquisition LLC, a Maryland limited liability company and wholly owned subsidiary of Prologis, Prologis, L.P., a Delaware limited partnership and Lambda OP Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Prologis OP. This Article XV may be repealed, in whole or in part, at any time, whether before or after an acquisition of Control Shares (as defined in Section 3-701(d) of the Maryland General Corporation Law, or any successor provision).”